For Release

Infinity Cross Border Acquisition Corporation and Glori Energy Inc. Announce
Completion of Glori’s Acquisition of East Texas Oil Property for $40 Million

HOUSTON, DALLAS AND TEL AVIV, March 17, 2014 — Infinity Cross Border Acquisition Corporation (Nasdaq: INXB) (“Infinity”), a special purpose acquisition company, and Glori Energy Inc. (“Glori”), an energy technology company that deploys its proprietary AEROTM System to significantly increase oil production from mature oil fields, announced today that Glori has completed the previously announced acquisition of producing oil assets in Wood County, Texas from Petro-Hunt LLC (“Petro-Hunt”) for $40 million. Glori and Infinity, which is co-sponsored by Infinity Group and an affiliate of Hicks Equity Partners LLC, recently announced that they will merge in a $185 million transaction.

Highlights of the acquired assets include:

•	Current net production of approximately 500 barrels of oil equivalent (Boe) per day from 28 wells

•	Reserves with a production ratio estimated to be 19 years

•	Estimated net proved reserves of approximately 2.8MMBoe, of which 56% are proved developed producing (PDP) and 44% are proved undeveloped

•	Proved reserves with an average working interest of 98.6%

•	Overriding royalty and fee interests which result in high per well net revenue interests

The $40 million purchase price was funded with $24 million in debt facilities, including $2 million in a 6% convertible promissory note issued to Petro-Hunt, which may be converted into common stock of the post merger entity at $8.00 per share subsequent to the consummation of the merger and share exchange agreement between Glori and Infinity, and $16 million from Glori’s cash on hand.

ABOUT GLORI ENERGY INC.

Based in Houston, Texas, Glori Energy Inc. is a technology focused energy company that deploys its proprietary Activated Environment for the Recovery of Oil (AEROTM) System in waterdrive oilfields to increase production. The AERO technology stimulates the native microorganisms that reside in the reservoir to improve the recoverability of trapped oil. Glori provides its AERO System as a service to third party E&P companies, and also uses its technology to increase oil production in fields that it acquires and redevelops in the United States. For more information visit: www.GloriEnergy.com.

ABOUT INFINITY CROSS BORDER ACQUISITION CORPORATION

Infinity Cross Border Acquisition Corp. (Nasdaq: INXB) is a blank check company co-sponsored by Infinity Group and Hicks Holdings LLC. Infinity Corp. held its IPO on July 25, 2012 and was established for the purpose of acquiring a growing business via a reverse merger. On January 8, 2014, Infinity and Glori Energy Inc. entered into a merger and share exchange agreement whereby Glori will become a publicly listed company through a merger with Infinity, in a transaction valued at approximately $185 million.

ABOUT INFINITY GROUP

Infinity Group is a cross-border platform and private equity fund known for its strong roots in China. Infinity Group currently manages $800 million. It has 100 portfolio companies and 17 RMB joint venture funds throughout China, making Infinity the owner of more RMB funds than any other foreign PE fund in China. Infinity to date has made 100 deals and 30 successful exits. Sectors of focus include: medical, agricultural, water, energy and high end manufacturing. Infinity is led by managing partners Mr. Amir Gal-Or and Mr. Avishai Silvershatz. For more information, please visit www.infinity-equity.com.

ABOUT HICKS EQUITY PARTNERS

Hicks Equity Partners (HEP) is the private equity arm for Hicks Holdings LLC, a holding company for the Thomas O. Hicks family's assets. With 35 years of private equity experience, Mr. Hicks pioneered the "buy and build" strategy of investing and founded Hicks Muse Tate & Furst, which raised more than $12 billion of private equity across six funds and completed over $50 billion of leveraged acquisitions. HEP looks for established companies with proven track records, strong free cash flow characteristics, a strong competitive industry position and an experienced management team looking to partner with long-term capital.

FORWARD LOOKING STATEMENTS

Any statements contained herein which are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements identified by or containing words like “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “potential,” “target,” “goal,” “plans,” “objective,” “should”, or similar expressions. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. Glori and Infinity give no assurances that the assumptions upon which such forward-looking statements are based will prove correct. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (many of which are beyond our control), and are based on information currently available to us. Actual results may differ materially from those expressed herein due to many factors, including, without limitation: the risk that more than 4,750,000 of Infinity’s ordinary shares will be validly tendered and not properly withdrawn prior to the expiration of the tender offer for such shares (the “Tender Offer”) which would then cause it to (i) be unable to satisfy the conditions of the Tender Offer and the Merger Agreement, (ii) be unable to consummate the transaction, and (iii) withdraw the Tender Offer; the risk that governmental and regulatory review of the Tender Offer documents may delay the transaction or result in the inability of the transaction to be consummated by April 25, 2014 and the length of time necessary to consummate the transaction; the risk that a condition to consummation of the transaction may not be satisfied or waived; the risk that the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, margins, or any other financial items are not realized; the ability to list and comply with NASDAQ’s continuing listing standards, including having the requisite number of round lot holders or stockholders; competition and competitive factors in the markets in which Glori operates; the expected cost of recovering oil using the AERO System, demand for Glori’s AERO System and expectations regarding future projects; adaptability of the AERO System and development of additional capabilities that will expand the types of oil fields to which Glori can apply its technology; the closing of the transaction between Glori and Petro-Hunt described herein; that current reserve information may not be reflective of sustained production; decline of oil and gas production over time; changes in commodities prices; the inherent uncertainties in interpreting engineering data relating to underground accumulations of oil and gas; plans to acquire and develop additional non-producing end of life oil fields and low-producing late-life oil fields and the availability of debt and equity financing to fund any such acquisitions; the percentage of the world’s reservoirs that are suitable for the AERO System; the advantages of the AERO System compared to other enhanced oil recovery methods; and Glori’s ability to develop and maintain positive relationships with its customers and prospective customers.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Form 6-K and Schedule TO (and the amendments thereto) that have been filed by Infinity in connection with the transaction and the Tender Offer. Infinity and Glori undertake no obligation to update any forward-looking statements contained herein to reflect events or circumstances, which arise after the date of this release.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy Infinity securities is being made pursuant to an offer to purchase and related materials that Infinity has filed with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials (and all other materials filed by Infinity with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by Infinity by directing a request to: Morrow & Co., LLC, Infinity Corp.’s information agent, at 470 West Avenue, 3rd Floor, Stamford, CT 06902, inxb.info@morrowco.com. Security holders of Infinity are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender offer and the transaction.

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Glori Energy

David Gerzof Richard

BIGfish Communications

(617) 713-3800

Glori@BIGfishMarket.com

Infinity Group

Marjie Hadad

International Media Liaison

+972-54-536-5220

marjie.hadad@infinity-equity.com

Hicks Equity Partners

Mark Semer

Kekst and Company

(212) 521-4802

mark-semer@kekst.com